IVY FUNDS, INC.

6300 LAMAR AVENUE

P.O. BOX 29217

SHAWNEE MISSION, KANSAS 66201-9217

March 31, 2010

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Ivy Funds, Inc. (Registrant)

File Nos. 811-6569 and 33-45961/CIK No. 883622

On behalf of the Registrant, I am responding to the comments that you gave to me via telephone on March 15, 2010 as I understand them, regarding Post-Effective Amendment No.65, as filed on January 29, 2010. Each of your comments is repeated below, with our response immediately following.

1.	Comment:	Please ensure that the summary section of each fund includes corresponding principal strategies and principal risks.

	Response:	We have changed any disclosure necessary to confirm consistency between each fund’s principal strategies and principal risks.

2.	Comment:	Please ensure that all investment objectives which are the same or should be the same are worded similarly so as to avoid unnecessary confusion to the reader.

	Response:	We will pursue this effort at our next regularly-scheduled board of trustees’ meeting and plan to make the corresponding changes in our July 2010 update.

3.	Comment:	Please conform the Example section of expenses to Form N-1A.

	Response:	We have made the changes necessary to conform to Form N-1A and attach Exhibit A as a sample of such change.

4.	Comment:	For the funds which have a sector or industry concentration strategy (including Science and Technology, Energy, Global Natural Resources, etc.), please identify how and what you measure for purposes of ensuring compliance with the Name Rule, Rule 35d-1.

	Response:	We respectfully assert that the current disclosure for each of these funds is consistent with the requirements of Rule 35d-1 (which does not include an explicit requirement that we define what an industry or group of industries is, unlike as such is required with capitalization-funds). We currently rely on the Standard Industry Code (SIC) which is assigned to each issuer for purposes of monitoring compliance with each fund’s Name Rule, and we will continue to evaluate the funds’ policies as new compliance monitoring technologies become available.

5.	Comment:	For the funds which have a sector or industry concentration strategy (including Science and Technology, Energy, Global Natural Resources, etc.), please identify the specific sector or industry in the Principal Risk section of the summary document.

	Response:	We have made this change, and attach Exhibit B as a sample of such change.

6.	Comment:	Please consider including ‘region-specific’ disclosure in the principal risk section of the summary document for the funds which focus on a particular region of the world.

	Response:	We have added the following disclosure to the Principal Risk section of the summary document for both Ivy European Opportunities Fund and Ivy Pacific Opportunities Fund:

Regional Focus Risk: Focusing on a single geographic region involves increased currency, political, regulatory and other risks. To the extent the Fund concentrates its investments in a particular region, market swings in that region will have a greater effect on Fund performance than they would in a more geographically diversified equity fund.

7.	Comment:	For Ivy Mid Cap Growth Fund, please consider changing the definition of ‘mid-cap’ and ‘large-cap’, which are currently as follows, as they seem inconsistent with one another:

Mid-Cap: typically companies with market capitalizations that may range between $1 billion and $18 billion, yet often do not exceed $9 billion.

Large-Cap: typically, companies with market capitalizations of at least $8 billion

	Response:	In consideration of your comment, we have changed the capitalization range for our mid-cap and large-cap definitions to the following:

Mid-Cap: typically companies with market capitalizations of between $1 billion and $10 billion.

Large-Cap: typically companies with market capitalizations of at least $10 billion.

8. .	Comment:	Regarding Ivy Science and Technology Fund, please enhance the disclosure which currently states that “The Fund may also invest in companies that utilize science or technology to improve their existing business even though the business is not within the science and technology industries.

	Response:	Please see Exhibit C for the revised disclosure.

9.	Comment:	For Ivy Cundill Global Value Fund, Ivy Global Natural Resources Fund and Ivy Global Bond Fund, please include disclosure which identifies the minimum amount of each Fund’s respective assets which will be invested outside of the U.S. since each Fund has the word ‘global’ in its name.

Response:

We have added the following disclosure to the prospectus for each of the Funds identified above:

“Under normal market conditions, the Fund invests at least 65% of its total assets in at least three countries, which may include the U.S.”

10.	Comment:	Regarding Ivy Managed European/Pacific Fund, please explain the basis/reasoning for allowing the Fund to invest as low as 10% of its assets in either of the two underlying funds, Ivy European Opportunities Fund and Ivy Pacific Opportunities Fund.

	Response:	We believe that a shareholder investing in Ivy Managed European/Pacific Fund anticipates having exposure to either or both of the underlying funds, based on the adviser’s determination as to the best mix of the two funds. As noted in the Principal Strategies section of the Fund’s prospectus, the adviser believes that “these regions complement one another in seeking to achieve the Fund’s objective.” We do not want to hinder the adviser’s ability to capture the best combination of the two regions based on what is happening in the world, in the marketplace. We believe that to require a higher minimum investment in either underlying fund would put the Fund at a competitive disadvantage in seeking to achieve its objective.

11.	Comment:	In the section entitled “Purchase and Sale of Fund Shares” in the summary documents, please remove the word generally from the following sentence:

The Fund’s initial and subsequent investment minimums generally are as follows:

	Response:	We have removed the word generally so that the sentence now reads as follows:

The Fund’s initial and subsequent investment minimums are as follows:

12.	Comment:	In the section entitled “Purchase and Sale of Fund Shares” in the summary documents, please remove the following text:

For clients of Morgan Stanley DW, Inc. (MSDW) who purchase their shares through certain fee-based advisory accounts sponsored by MSDW, the minimum initial and subsequent investment requirements for Class A shares are waived.

	Response:	We have removed the text identified.

13.	Comment:	In the footnotes to the section entitled “Fees and Expenses”, please define CDSC and note that, if a contractual waiver is in place, the Board of Trustees may terminate it.

	Response:	We have defined CDSC as contingent deferred sales charge in each such footnote. Regarding the termination of the fee waiver, our agreements between the funds and their service providers are silent as to whether any of the parties can unilaterally terminate the agreement, therefore, we have revised the wording in this footnote to read as reflected in Exhibit D.

14.	Comment:	Regarding Ivy High Income Fund, in the section “Principal Investment Strategies”, please identify the lowest S&P rated security in which the Fund may invest.

	Response:	Please see Exhibit E.

15.	Comment:	Regarding Ivy Municipal Bond Fund and Ivy Municipal High Income Fund, please consider adding, to the section entitled “Principal Investment Strategies”, that each Fund can invest up to 20% of their respective total assets in taxable securities.

	Response:	We respectfully decline to add this as suggested as the ability for each Fund to invest 20% of its assets in taxable securities is not considered to be a principal strategy for either Fund.

16.	Comment:	Regarding Ivy Tax-Managed Equity Fund and Ivy Municipal High Income Fund, in the section entitled “Performance”, please revise the wording regarding each predecessor fund to more clearly express that if the new fund has higher expenses than its predecessor fund, its performance would be lower than that reflected in the bar chart.

	Response:	Please see Exhibit F for the revised disclosure.

In connection with the above comments and our responses, the Registrant acknowledges that:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;
•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
•	the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe that this information responds to all of your comments. If you should require additional information, please call me at 913-236-1923.

Very Truly Yours,

/s/Kristen A. Richards

Kristen A. Richards

Vice President, Assistant Secretary and

Associate General Counsel

EXHIBITS

Exhibit A:

Example

This example is intended to help you compare the cost of investing in the shares of the Fund with the cost of investing in other mutual funds.

The example assumes that ~~(a)~~ you invest $10,000 in the particular class of shares of the Fund for ~~each~~ the time periods ~~specified~~, indicated and then redeem all your shares at the end of those periods. ~~(b)~~The example also assumes that your investment has a 5% return each year~~,~~ and ~~(c)~~that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

	1 Year	3 Years	5 Years	10 Years
Class A Shares ~~(with and without redemption at end of period)~~	$701	$966	$1,252	$2,063
Class B Shares ~~(with redemption at end of period)~~	632	1,015	1,325	2,379
~~Class B Shares (without redemption at end of period) | 232 | 715 | 1,225 | 2,379~~ Class C Shares ~~(with and without redemption at end of period)~~	206	637	1,093	2,358
Class E Shares ~~(with and without redemption at end of period)~~	~~727~~705	1,~~118~~028	1,~~556~~469	2,~~764~~688
Class I ~~Shares (with and without redemption at end of period)~~	92	287	498	1,108
Class Y Shares ~~(with and without redemption at end of period)~~	118	368	638	1,409

You would pay the following expenses if you did not redeem your shares:

	1 Year	3 Years	5 Years	10 Years
Class A Shares	$701	$966	$1,252	$2,063
Class B Shares	232	715	1,225	2,379
Class C Shares	206	637	1,093	2,358
Class E Shares	705	1,028	1,469	2,688
Class I Shares	92	287	498	1,108
Class Y Shares	118	368	638	1,409

Exhibit B:

Principal Investment Risks – Ivy Energy Fund

•

Concentration Risk. Because the Fund invests more than 25% of its total assets in ~~a particular~~the energy related industry, the Fund’s performance may be more susceptible to a single economic, regulatory or technological occurrence than a fund that does not concentrate its investments in ~~a single~~this industry. Securities of companies within specific industries or sectors of the economy may periodically perform differently than the overall market.

Exhibit C:

Principal Investment Strategies – Ivy Science and Technology Fund

~~Ivy Science and Technology~~The Fund seeks to achieve its objective of growth by concentrating its investments primarily in the equity securities of ~~domestic and foreign~~ science and technology companies around the globe. Under normal market conditions, the Fund invests at least 80% of its net assets in securities of science or technology companies or companies ~~benefited~~ that derive a competitive advantage by the application of scientific or technological developments or discoveries to grow their business or increase their competitive advantage. Science and technology companies are companies whose products, processes or services, in the opinion of Ivy Investment Management Company (IICO), the Fund’s investment manager, are being or are expected to be significantly benefited by the use or commercial application of scientific or technological developments or discoveries. The Fund may also invest in companies that utilize science and/or technology to ~~improve~~ significantly enhance their existing business opportunities. ~~even though the business is not within the science and technology industries.~~ The Fund may invest in companies of any size, and may invest without limitation in foreign securities, including securities within emerging markets.

Exhibit D:

[1]

For Class B shares, the contingent deferred sales charge (CDSC) declines from 5% for redemptions within the first year of purchase, to 4% for redemptions within the second year, to 3% for redemptions within the third and fourth years, to 2% for redemptions within the fifth year, to 1% for redemptions within the sixth year and to 0% for redemptions after the sixth year. For Class C shares, a 1% CDSC applies to redemptions within 12 months of purchase.

[2]

Through July 31, 2011, Ivy Funds Distributor, Inc. (IFDI), the Fund’s distributor, and Waddell & Reed Services Company, doing business as WI Services Company (WISC), the Fund’s transfer agent, have contractually agreed to reimburse sufficient 12b-1 and/or shareholder servicing fees to cap the expenses for the Fund’s Class E shares at 1.43%. Prior to that date, the expense limitation may not be terminated by IFDI, ~~or~~ WISC or the Fund’s Board of Trustees. ~~After that date, the expense limitation may be terminated or revised.~~

Exhibit E:

Principal Investment Strategies – Ivy High Income Fund

~~Ivy High Income~~The Fund seeks to achieve its objectives by investing primarily in a diversified portfolio of high-yield, high-risk, fixed-income securities of domestic and~~, to a lesser extent,~~ foreign issuers, the risks of which are, in the judgment of Ivy Investment Management Company (IICO), the Fund’s investment manager, consistent with the Fund’s objectives. The Fund invests primarily in lower quality ~~bonds~~debt securities, which include ~~bonds~~ securities rated BBB or below by Standard & Poor’s (S&P) or ~~having comparable~~ comparably ~~ratings~~ rated~~issued~~ by another nationally recognized statistical rating organization (NRSRO) or, if unrated, determined by IICO to be of comparable quality. The Fund may invest an unlimited amount of its total assets in ~~junk bonds~~non-investment grade debt, or junk, which include ~~bonds~~ securities rated BB ~~or below~~to D- by S&P or having comparable ratings issued by another NRSRO or, if unrated, determined by IICO to be of comparable quality. The Fund may invest in fixed-income securities of any maturity and in companies of any size.

Exhibit F:

Performance – Ivy Tax-Managed Equity Fund

The chart and table below provide some indication of the risks of investing in the Fund. The chart shows how performance has varied from year to year. The table shows the average annual total returns for each Class of the Fund and also compares the performance with those of an index ~~or other benchmark~~and/or Lipper peer group. The chart does not reflect any sales charges and, if those sales charges were included, returns would be less than those shown. The performance information shown below prior to May 18, 2009~~to~~ is the performance of the Class Y shares of Waddell & Reed Advisors Tax-Managed Equity Fund (“predecessor fund”), which reorganized as the Class I shares of Ivy Tax-Managed Equity Fund. The Fund is anticipated to ~~have substantially similar annual returns as the predecessor fund because the shares are~~be invested in a similar portfolio of securities, ~~and will differ to the extent that~~although the Fund ~~has~~ may have different expenses. Performance has not been restated to reflect the estimated annual operating expenses of the Ivy Tax-Managed Equity Fund. ~~If those expenses were reflected, performance shown below would differ.~~If the Fund has higher expenses than the predecessor fund, the performance reflected below would be lower for the Fund.